Exhibit 99.1

UTStarcom Reports Unaudited First Quarter 2013 Financial Results

BEIJING, China, May 24, 2013 — UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a leading provider of media operational support services and broadband equipment products and services, today reported its unaudited financial results for the first quarter ended March 31, 2013.

As previously announced, the Company closed the divestiture of its IPTV business in August 2012, but has not yet met the requirements for reporting those results as discontinued operations because of the Company’s continuing involvement.  Therefore, to enable a comparison of results excluding the IPTV business and the amortization of PHS deferred revenue the Company is including non-GAAP comparisons throughout this press release.

Mr. William Wong, UTStarcom’s President and Chief Executive Officer, stated, “Overall, we are pleased with our performance in the first quarter of 2013.  We continued and advanced many of the strategic initiatives that we launched in late 2012 and made a concerted effort to accelerate the Company’s transition to a higher growth and more profitable business.  Furthermore, during the first quarter we concluded several important initiatives to enhance shareholder value as part of our longstanding commitment to our shareholders, including a $30 million cash tender offer and a one-for-three reverse share split.  All of our efforts are geared towards better positioning the Company for the long term and ensuring that we are delivering value to our business partners and our shareholders.  While there is certainly more to do, we are pleased with the progress we are making and the improvements that have been made in a short time.”

First Quarter 2013 Highlights

•                  On January 3, 2013, completed a $30 million tender offer to improve shareholder value.

•                  On March 21, 2013, effected a one-for-three reverse share split of its ordinary shares. As a result, the Company’s authorized share capital was amended by the consolidation of 750,000,000 ordinary shares of US$0.00125 par value each prior to the reverse share split into 250,000,000 ordinary shares of US$0.00375 par value each after the reverse share split. Unless otherwise specified, all share and per share information in this press release has been retroactively adjusted to reflect this reverse share split.

•                  GAAP revenues in the first quarter of 2013 were $37.2 million, a 20.3% decrease from the first quarter of 2012.

•                  Non-GAAP revenues in the first quarter 2013 were $36.7 million, a 6.9% decrease from the first quarter of 2012.

•                  GAAP gross margin for the first quarter of 2013 was 31.4%, compared to 39.5% for the first quarter of 2012.

•                  Non-GAAP gross margin for the first quarter of 2013 was 31.8%, compared to 38.3% for the first quarter of 2012.

•                  GAAP net loss attributable to UTStarcom shareholders was $5.0 million and GAAP basic loss per share was $0.13 for the first quarter of 2013, compared to GAAP net loss attributable to UTStarcom shareholders of $4.2 million and GAAP basic loss per share of $0.08 for the first quarter of 2012.

•                  Non-GAAP net loss attributable to UTStarcom shareholders was $5.0 million and non-GAAP basic loss per share was $0.13 for the first quarter of 2013, compared to non-GAAP net loss attributable to UTStarcom shareholders of $2.1 million and non-GAAP basic loss per share of $0.04 for the first quarter of 2012.

•                  As of March 31, 2013, cash, cash equivalents and short-term investments were $136.0 million.

Mr. Robert Pu, UTStarcom’s Chief Financial Officer, commented, “The Company delivered reasonably sound financial performance in the first quarter of 2013.  Our non-GAAP revenues were within our expectations, we made significant progress in lowering operating expenses as planned, and we worked hard to hold our overall gross margin relatively stable during a time of transition.  In addition, our balance sheet remains strong with a cash position of approximately $136 million as of March 31, 2013.  This enabled our shareholder value enhancements, including the tender offer and an additional investment in our strategic partner, iTV Media.  We will continue to manage our cash wisely, with a view to balancing growth, profitability and shareholder return.”

First Quarter 2013 Financial Results

As part of a plan to transition the Company into higher-growth, more profitable areas, UTStarcom successfully closed the divestiture of its IPTV business on August 31, 2012.  As of March 31, 2013, the Company did not meet the requirements to report results from the IPTV division separately as discontinued operations. To enable a comparison of the financial results in year-to-date and future periods, the Company has prepared non-GAAP results. Included below are quarterly and year-to-date non-GAAP comparisons that exclude financial results from the IPTV business and amortization of PHS deferred revenue. The Company’s GAAP financial results and reconciliation with the non-GAAP numbers discussed in this release are at the end of this press release.

Total Revenues

Total revenues for the first quarter of 2013 were $37.2 million, a decrease of 20.3% from $46.7 million for the corresponding period in 2012.

Non-GAAP total revenues for the first quarter of 2013 were $36.7 million, a decrease of 6.9% from $39.4 million for the corresponding period in 2012.

•                  Non-GAAP net sales from equipment for the first quarter of 2013 were $30.3 million, a decrease of 9.4% year-over-year. The decrease was mainly caused by decreased sales of Multi-Service Access Network (“MSAN”) products in Japan and Multi-Service Optical Transport (“MSTP”) products in Taiwan which was partially offset by increased sales of Packet Transport Network (“PTN”) products in Japan.

•                  Non-GAAP net sales from equipment-based services for the first quarter of 2013 were $6.4 million, an increase of 10.6% year-over-year.

Gross Profit

Gross profit was $11.7 million and gross margin was 31.4% for the first quarter of 2013, compared to $18.4 million and 39.5%, respectively, for the corresponding period in 2012.

Non-GAAP gross profit was $11.7 million and non-GAAP gross margin was 31.8% for the first quarter of 2013, compared to $15.1 million and 38.3%, respectively, for the corresponding period in 2012.

•                  Non-GAAP gross profit for equipment sales for the first quarter of 2013 was $11.5 million, a decrease of 21.7% year-over-year. Non-GAAP gross margin for equipment sales for the first quarter of 2013 was 37.8%, compared to 43.8% for the corresponding period in 2012. The decrease in gross margin was primarily due to decreased gross margins in MSAN and PTN products in the first quarter of 2013.

•                  Non-GAAP gross profit for equipment-based services for the first quarter of 2013 was $0.2 million, compared to gross profit of $0.5 million for the corresponding period in 2012. Gross margin for equipment-based services for the first quarter of 2013 was 3.4%, compared to 8.0% for the corresponding period in 2012. The decrease in gross margin was primarily due to lower margins in MSAN product-related services provided in the first quarter of 2013.

Operating Expenses

Operating expenses for the first quarter of 2013 were $15.4 million, a decrease of 30.6% from $22.2 million for the corresponding period in 2012.

Non-GAAP operating expenses for the first quarter of 2013 were $15.4 million, a decrease of 8.6% from $16.8 million for the corresponding period in 2012.

•                  Non-GAAP selling, general and administrative expenses in the first quarter of 2013 were $9.2 million, a decrease of 23.0% year-over-year. The decrease was primarily due to a decrease in personnel costs as a result of the Company’s restructuring efforts and the bad debt provision reversal due to collection of a previously reserved receivable, partially offset by the accelerated depreciation of the leasehold improvement in the Hangzhou office building due to early termination of the lease.

•                  Non-GAAP research and development expenses in the first quarter of 2013 were $3.0 million, a decrease of 28.2% year-over-year. The decrease was primarily due to a decrease in research and development personnel costs as a result of the Company’s restructuring efforts.

•                  Non-GAAP impairment of long-term investments in the first quarter of 2013 was $0.1 million.

•                  Non-GAAP net loss on the divestiture in the first quarter of 2013 was $3.0 million, compared to non-GAAP net gain of $0.2 million in the corresponding period in 2012. The net loss on the divestiture in the first quarter of 2013 was due to the disposal of the Company’s Next Generation Network related assets, specifically the mSwitch product related assets, which included $2.7 million payment to the buyer and $0.5 million of severance for the transferred employees, signing bonus and retention bonus to incentivize certain key employees to sign employment contracts with the buyer. As of March 31, 2013, the payments had not been made.

Operating Loss

Operating loss for the first quarter of 2013 was $3.7 million, compared to operating loss of $3.8 million for the corresponding period in 2012.

Non-GAAP operating loss for the first quarter of 2013 was $3.7 million, compared to non-GAAP operating loss of $1.8 million for the corresponding period in 2012.

Other Income (Expense), Net

Net other income for the first quarter of 2013 was $1.5 million, compared to net other income of $0.6 million for the corresponding period of 2012.  Net other income in the first quarter of 2013 primarily consisted of income of $1.3 million from the release of the remaining reserve related to tax liabilities provided to the buyers of our subsidiary in Korea due to expiration of the statute of limitation.

Equity Pick Up of Losses of an Associate

Equity pick up of losses of an associate for the first quarter of 2013 was $2.0 million due to 49% loss pick up from the Company’s equity investment in iTV Media.

The Company consolidated iTV Media since Oct 2010 due to our investment of 75% controlling interest in it. Upon the exercising of shares repurchase right in June 2012, our ownership in iTV Media decreased from 75% to below approximately 49%.  At that point, the Company deconsolidated iTV Media and presented it by using the cost method after the first quarter of 2012 as the remaining Series A preference shares of iTV owned by the Company did not qualify as in-substance common stock due to their substantive liquidation preference and the existence of other substantive common shareholders.

In January 2013, the Company invested an additional $5.0 million convertible bond into iTV Media which triggered a reassessment of the Company’s accounting for its investment in the Series A preference shares. Management concluded the remaining Series A preference shares of iTV owned by the Company now substantively participated in the risks and rewards of iTV, irrespective of the liquidation preferences, and as such qualified as in-substance common stock. Therefore, the equity method criteria had been met and the equity accounting commenced in Q1 2013.

The Company consolidated a net loss of $1.5 million from iTV Media in the first quarter of 2012.

Net Income (Loss)

Net loss attributable to UTStarcom’s shareholders for the first quarter of 2013 was $5.0 million, compared to net loss attributable to UTStarcom’s shareholders of $4.2 million for the corresponding period in 2012.  Basic loss per share for the first quarter of 2013 was $0.13, compared to basic loss per share of $0.08 for the first quarter of 2012.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the first quarter of 2013 was $5.0 million, compared to non-GAAP net loss attributable to UTStarcom’s shareholders of $2.1 million for the corresponding period in 2012. Non-GAAP basic loss per share for the first quarter of 2013 was $0.13, compared to non-GAAP basic loss per share of $0.04 for the first quarter of 2012.

Cash Flow

•                  Cash used by operating activities for the first quarter of 2013 was $4.7 million.

•                  Cash used by investing activities for the first quarter of 2013 was $5.8 million, primarily driven by $5.0 million in investments in iTV Media.

•                  Cash used in financing activities for the first quarter of 2013 was $30.7 million, primarily driven by $30.0 million for the tender offer transaction.

As of March 31, 2013, UTStarcom had cash, cash equivalents and short-term investments of $136.0 million.

Overview of Recent Key Events

Returning Cash to Shareholders

The Company completed a $30 million cash tender offer in the first quarter of 2013 for 25,000,000 of the Company’s outstanding ordinary shares at a purchase price of $1.20 per share (number of shares and price per share have not been adjusted to reflect the reverse stock split).  In addition, at an extraordinary meeting of shareholders held on March 21, 2013, the Company’s shareholders approved a one-for-three reverse share split of the Company’s ordinary shares. Following the purchase of the tendered shares and the effectiveness of the reverse share split, the Company had approximately 39,400,398 ordinary shares outstanding as of March 31, 2013. Both of these actions are expected to help enhance shareholder value in the short and long term.

Further, the Company’s continued commitment to its share repurchase program reflects management’s long-term confidence in the Company’s prospects.  To date, the Company has repurchased approximately 12.5 million shares (number of shares has not been adjusted to reflect the reverse stock split) for a total of $15 million, out of the total authorized repurchase amount of $20 million in the share repurchase program.

Regains NASDAQ Listing Compliance

On March 15, 2013, the Company received formal notice from NASDAQ that it was not in compliance with listing requirements relating to the price per share at which the Company’s shares trade and was given 180 days to regain compliance with the listing standards.  On April 11, 2013, the Company received formal notice from NASDAQ that it had regained compliance with Listing Rule 5450(a)(1) as a result of the closing bid price of the Company’s ordinary shares being at $1.00 per share or greater for the previous 11 consecutive business days.

Receipt of “Going-Private” Proposal

The Company’s board of directors received a preliminary non-binding proposal letter dated March 27, 2013 from a consortium consisting of one of the Company’s directors, Mr. Hong Liang Lu, and entities affiliated with him, and Shah Capital Opportunity Fund LP and Himanshu H. Shah to acquire all of the outstanding shares of the Company in a going private transaction for $3.20 per ordinary share in cash, subject to certain conditions. The board of directors has formed a special committee of independent directors (the “Special Committee”) to consider this proposal.  In addition, the Special Committee has appointed legal counsel and retained a financial advisor to assist it in its work. No decisions have been made by the Special Committee with respect to the Company’s response to the proposal.

Business Outlook

The Company views 2013 as a year of investment and continued transition.  At the same time, the Company reiterates its expectation that for 2013 it will achieve a degree of incremental improvement in overall financial performance versus 2012.  Unprofitable revenues that were removed with the IPTV divestiture will need to be replaced, and as a result total revenues for 2013 are expected to decrease from 2012 while this process is ongoing and revenue sources are in transition.  At the same time, with respect to operating performance, the Company will focus on holding margins relatively stable by maintaining a similar product mix to 2012, as well as continuing to lower operating expenses.

Additionally, the Company’s current outlook is based on constant currency exchange rates compared to 2012.  The depreciation of the Japanese Yen against the U.S. dollar may have a negative impact on the Company’s gross profit and gross margin, as sales generated in Japan has accounted for an increasing portion of the Company’s total revenues.

From a long-term perspective, the Company’s new strategic initiatives is expected to in time result in a more predictable, recurring revenue stream and higher rates of growth beginning in 2014.  More specifically, the Company anticipates profit from the new TV over IP services to become the major contributor for UTStarcom by 2015, as the new TV over IP business is expected to have gross margin exceeding 50%.

Mr. Wong concluded, “Looking ahead, we currently remain comfortable with our operating expectations for full year 2013 and we are confident that our new strategy positions us very well in the evolving media environment.  We expect our actions will enable us to capture the long-term opportunities that will translate into significant overall improvement in the Company’s business performance and enable us to deliver enhanced shareholder value over the long-term.”

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses certain non-GAAP financial measures, which are adjusted from results based on GAAP to exclude the effects of the results of its divested IPTV business and PHS-related deferred revenue amortization from the results of each reported period. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding amortization of PHS net sales and results from IPTV-related business that may not be indicative of the Company’s operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning for and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons of the Company’s current performance to its historical performance. The Company computes its non-GAAP financial measures on a consistent basis from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.  The presentation of this additional information is not meant to be considered in isolation or as a substitute for financial information prepared in accordance with GAAP.

First Quarter 2013 Conference Call Details

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on May 24, 2013 (7:00 p.m. Beijing/Hong Kong Time on May 24, 2013).

The conference call dial-in numbers are as follows:

United States: + 1-800-860-2442

International:  + 1-412-858-4600

China: 10-800-712-2304

Hong Kong: 800-962475

The conference ID number is 10029246.

A replay of the call will be available one hour after the end of the conference until 9:00 a.m. U.S. Eastern Time on May 31, 2013.

The conference call replay numbers are as follows:

United States: + 1-877-344-7529

International:  + 1-412-317-0088

The conference ID number for accessing the recording is 10029246.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services.  UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and listed on the NASDAQ in 2000.  It has operational headquarters in Beijing, China and research and development operations in China and India.  In 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. For more information about UTStarcom, visit the Company’s website at http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives, the effects of the tender offer and reverse share split, and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

Jing Ou-Yang

UTStarcom Holdings Corp.

Tel: +86-10-8520-5153

Email: jouyang@utstar.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Rob Dougherty (San Francisco)

Tel: +415-293-4427

Email: mailto:Rob.Dougherty@fticonsulting.com

UTSTARCOM HOLDINGS CORP.

May 24, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in the current year and prior years’ comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-13	31-Mar-12
Non-GAAP Revenue	$36,696	$39,411

Non-GAAP Gross Profit	$11,683	$15,092
Non-GAAP Gross Margin %	31.8%	38.3%

Non-GAAP Operating Income (Loss)	$(3,720)	$(1,754)

Non-GAAP Net Income (Loss) attributable to UTStarcom	$(4,996)	$(2,149)

Non-GAAP Net Income (Loss) per Share Attributable to UTStarcom Holdings Corp.—Basic	$(0.13)	$(0.04)

Please refer to the preceding reconciliation tables for the adjustments to GAAP Revenue, Gross Profit, Operating Income (Loss), Net Income (Loss) and EPS.

UTSTARCOM HOLDINGS CORP.

May 24, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in the current year and prior years’ comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-13	31-Mar-12
GAAP Revenue (a)	$37,178	$46,658

Less: Amortization of PHS Revenue	$0	$0

Less: IPTV Revenue	$482	$7,247

Non-GAAP Revenue	$36,696	$39,411

(a) GAAP Revenue for each period is the consolidated revenue as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

May 24, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in the current year and prior years’ comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-13	31-Mar-12
GAAP Gross Profit (a)	$11,683	$18,425
GAAP Gross Margin %	31.4%	39.5%

Less: Gross Profit from Amortization of PHS Revenue	$0	$0

Less: Gross Profit from IPTV Revenue	$0	$3,333

Non-GAAP Gross Profit	$11,683	$15,092
Non-GAAP Gross Margin %	31.8%	38.3%

(a) GAAP Gross Profit and GAAP Gross Margin % for each period is the consolidated gross profit and gross margin % as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

May 24, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in the current year and prior years’ comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-13	31-Mar-12
GAAP Operating Expenses(a)	$15,403	$22,188

Less: Operating Expenses directly related to IPTV	$0	$5,342

Non-GAAP Operating Expenses	$15,403	$16,846

(a) GAAP Operating Expenses for each period is the consolidated Operating Expenses as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

May 24, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in the current year and prior years’ comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-13	31-Mar-12
GAAP Operating Income (Loss) (a)	$(3,720)	$(3,763)

Less: Profit from Amortization of PHS Revenue	$0	$0

Less: Profit from IPTV Revenue	$0	$3,333

Less: Operating Expenses directly related to IPTV	$0	$5,342

Non-GAAP Operating Income (Loss)	$(3,720)	$(1,754)

(a) GAAP Operating Income (Loss) for each period is the consolidated operating loss as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

May 24, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in the current year and prior years’ comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-13	31-Mar-12
GAAP Income taxes benefit(expense)(a)	$(880)	$(1,943)

Less: Income tax expenses directly related to IPTV	$0	$0

Non-GAAP Income taxes benefit(expense)	$(880)	$(1,943)

(a) GAAP Income taxes benefit(expense) for each period is the consolidated Operating Expenses as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

May 24, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in the current year and prior years’ comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-13	31-Mar-12
GAAP Net Income (Loss) attributable to UTStarcom(a)	$(4,996)	$(4,158)

Less: Profit from Amortization of PHS Revenue	$0	$0

Less: Profit from IPTV Revenue	$0	$3,333

Less: Operating Expenses directly related to IPTV	$0	$5,342

Less: Income tax benefit(expense) directly related to IPTV	$0	$0

Non-GAAP Net Income (Loss) attributable to UTStarcom	$(4,996)	$(2,149)

(a) GAAP Net Income (Loss) for each period is the consolidated net loss as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

May 24, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in the current year and prior years’ comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Qtr ended
	31-Mar-13	31-Mar-12
GAAP Net Income (Loss) attributable to UTStarcom(a)	$(4,996)	$(4,158)

Less: Profit from Amortization of PHS Revenue	$0	$0

Less: Profit from IPTV Revenue	$0	$3,333

Less: Operating Expenses from IPTV Related	$0	$5,342

Less: Income tax benefit(expense) directly related to IPTV	$0	$0

Non-GAAP Net Income (Loss) attributable to UTStarcom	$(4,996)	$(2,149)

Weighted Average Shares Outstanding—Basic	39,497	50,443

GAAP Net Income (Loss) per Share Attributable to UTStarcom Holdings Corp.—Basic	$(0.13)	$(0.08)

Non-GAAP Net Income (Loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.13)	$(0.04)

(a) GAAP Net Income (Loss) per share for each period is the consolidated net income (loss) as reported on Form 6-K, as applicable, for such period.

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2013	2012
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

GAAP Net cash used in operating activities	$(4,680)	$(14,718)
Less: Net cash provided by (used in) IPTV operating activities	$0	$(3,903)
Non-GAAP Net cash used in operating activities	$(4,680)	$(10,815)

CASH FLOWS FROM INVESTING ACTIVITIES:

GAAP Net cash provided by (used in) investing activities	$(5,810)	$(663)
Less: Net cash provided by (used in) IPTV investing activities	$0	$(140)
Non-GAAP Net cash used in investing activities	$(5,810)	$(523)

CASH FLOWS FROM FINANCING ACTIVITIES:

GAAP Net cash used in financing activities	$(30,680)	$(378)
Less: Net cash provided by (used in) IPTV financing activities	$0	$0
Non-GAAP Net cash provided by (used in) financing activities	$(30,680)	$(378)

Effect of exchange rate changes on cash and cash equivalents	$(2,404)	$(2,381)
Non-GAAP Net decrease in cash and cash equivalents in continuing operations	$(43,574)	$(14,097)
Non-GAAP Net increase (decrease) in cash and cash equivalents in IPTV disposed operation	$0	$(4,043)

Cash and cash equivalents at beginning of period	$179,584	$301,626
Cash and cash equivalents at end of period	$136,010	$283,486

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2013	2012
	(In thousands, except par value)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$136,010	$179,880
Accounts and notes receivable, net	11,182	15,000
Inventories and deferred costs	151,589	151,500
Prepaids and other current assets	36,428	40,960
Total current assets	335,209	387,340
Long-term assets:
Property, plant and equipment, net	8,470	8,866
Long-term deferred costs	18,266	20,556
Other long-term assets	73,354	71,329
Total assets	$435,299	$488,091

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$17,424	$24,991
Customer advances	92,262	89,362
Deferred revenue	38,049	41,461
Other current liabilities	35,099	35,154
Total current liabilities	182,834	190,968
Long-term liabilities:
Long-term deferred revenue and other liabilities	74,065	80,467
Total liabilities	256,899	271,435

Total equity	178,400	216,656
Total liabilities and equity	$435,299	$488,091

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
	2013	2012
	(in thousands, except per share data)

Net sales	$37,178	$46,658
Cost of net sales	25,495	28,233
Gross profit	11,683	18,425
	31.4%	39.5%
Operating expenses:
Selling, general and administrative	9,216	14,405
Research and development	3,028	7,127
Amortization of intangible assets	—	310
Impairment of long-term investment	134	—
Restructuring	(22)	544
Net loss (gain) on divestiture	3,047	(198)
Total operating expenses	15,403	22,188

Operating income (loss)	(3,720)	(3,763)

Interest income, net	121	428
Other income (expense), net	1,497	555
Equity pick up of losses of an associate	(2,015)	—
Income (loss) before income taxes	(4,117)	(2,780)
Income taxes benefit(expense)	(880)	(1,943)
Net income (loss)	(4,997)	(4,723)

Net loss attributable to noncontrolling interest	1	565
Net income (loss) attributable to UTStarcom Holdings Corp.	$(4,996)	$(4,158)

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.13)	$(0.08)
Weighted average shares outstanding—Basic	39,497	50,443

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended March 31,
	2013	2012
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(4,997)	$(4,723)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	886	1,219
Amortization of deferred gain on sale-leaseback		—
Provision for (recovery of) doubtful accounts	(140)	215
Stock-based compensation expense	232	736
Net loss(gain) on divestitures	3,047	(198)
Loss on accelerated amortization of terminated lease	1,043	—
Gain on release of tax liability due to expiration of the statute of limitation	(1,240)	—
Deferred income taxes	(87)	(127)
Loss from equity investments, net	2,015	—
Other-than-temporary impairment of equity investments	134	—
Other	—	(113)
Changes in operating assets and liabilities:	(5,573)	(11,727)
Accounts receivable	3,844	(913)
Inventories and deferred costs	2,961	(2,846)
Other assets	2,361	(1,362)
Accounts payable	(5,204)	3,956
Income taxes payable	(1,339)	967
Customer advances	2,669	2,347
Deferred revenue	(9,069)	(4,877)
Other liabilities	(1,796)	(8,999)

Net cash used in operating activities	(4,680)	(14,718)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(1,837)	(2,446)
Net proceeds from divestitures	65	—
Change in restricted cash	1,899	1,176
Purchase of investment interest	(6,592)	—
Proceeds from disposition of an investment interest	190	—
Purchase of short-term investments	—	(1,357)
Proceeds from sale of short-term investments	293	1,848
Other	172	116
Net cash used in investing activities	(5,810)	(663)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary share	(30,680)	(378)
Net cash provided by (used in) financing activities	(30,680)	(378)
Effect of exchange rate changes on cash and cash equivalents	(2,404)	(2,381)
Net increase (decrease) in cash and cash equivalents	(43,574)	(18,140)
Cash and cash equivalents at beginning of period	179,584	301,626
Cash and cash equivalents at end of period	$136,010	$283,486